                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the Month of August, 2001
                         Commission File Number 0-30040
                                                -------


                  VoiceIQ Inc., formerly BCB VOICE SYSTEMS INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


               240 Riviera Drive, Markham, Ontario I3R 5M1 Canada
               --------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F [X]                   Form 40-F [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                          No [X]


This Form 6-K consists of a copy of the news release of the Registrant issued on August 30, 2001.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           VoiceIQ INC.




                                           By: /s/ Larry Beard
                                               --------------------
                                               [Name: Larry Beard]
                                               [Title: Chief Financial Officer]




Date: September 4, 2001





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For Immediate Release                                               VIQ:CDNX

                      VOICEIQ REPORTS THIRD QUARTER RESULTS

Markham, Ontario - August XX, 2001 - VoiceIQ Inc. (VIQ:CDNX) today announced that sales revenue for the nine months ended June 30, 2001 totalled $4,326,958, as compared with $5,119,496 reported for the same period one year ago. The net loss for the period was ($6,433,256) or ($0.30) per share versus a loss of ($994,278) for the nine months ended June 30, 2000. Gross margins declined to 41.81% vs. 66.07% a year ago. Cash on hand at June 30 was $1,311,877.00.

Terry Graham, Chairman & CEO commented, "The increased loss for the period reflects the lower sales volume and weaker gross margins than previously achieved. Continued customer related delays in major order fulfilment continue to contribute to slower revenue growth at VoiceIQ. In early June, we made substantial cuts to supporting infrastructure. Settlements and severances associated with these cuts had a significant impact on this quarter but allow us to meet growth expectations for Q4 and fiscal 2002."

"We are very positive about the sales opportunities for our core VoiceFLOW and CourtFLOW products over the next several months. Earlier this month we attended the 7th National Court Technology Conference, which is the world's pre-eminent technology conference and exhibition for courts and court technology leaders. Our enhanced CourtFLOW offering, powered by the technology from recently acquired INM, attracted considerable attention and a significant number of sales prospects for the coming fiscal year. New partnerships with DOAR and Court Reporting Consultants have extended the company's distribution channels and enhanced our profile in the marketplace".

The company will hold a conference call on Tuesday September 4, 2001 at 4:00PM to discuss the results and provide guidance for the remainder of the year. The call can be accessed by dialling 888-571-5411 or 416-646-3096 (no passcode required). The call will also be available live and archived on-line at the VoiceIQ corporate web site at www.voiceiq.com or at www.viavid.com.

VoiceIQ provides voice capture, management and processing functions on common framework application tools that run on virtually any hardware. VoiceIQ's e-business platform is XML based, scaleable and accomodates voice authentication, keyword spotting and voice recognition in an Internet/Intranet multimedia environment. This technology treats voice as data, using artificial intelligence for information interactions through data mining and natural language understanding. VoiceIQ has partnered with leading transcription, consulting-IT providers-systems integrators and services the legislative, court and healthcare sectors in 7 countries with ongoing testing in the telecommunications and government sectors.

For more information contact:




Investor Relations
Alphus Inc.
(416) 323-3888 or (877) 699-9166

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VOICEIQ INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
NINE MONTHS ENDING JUNE 30, 2001 AND 2000


                                                                        2001         2000
Revnue                                                               $4,326,958    $5,119,496
Cost of Sales                                                         2,517,664     1,737,056
                                                                     ----------    ----------
Gross Profit                                                          1,809,294     3,382,440
                                                                     ----------    ----------
Margin                                                                   41.81%        66.07%
Operational Expenses:
        Selling, marketing & administration expenses                  6,997,916     3,756,829
        Software & product development                                1,021,839       641,649
                                                                     ----------    ----------
Total operational expenses                                            8,019,555     4,398,478
                                                                     ----------    ----------

                                                                     ----------    ----------
Loss from operations                                                 (6,210,261)   (1,016,038)
                                                                     ----------    ----------
Interest income                                                          94,212        21,780
Loss on investment disposal                                             161,222
Loss from Equity Investment                                             155,985
                                                                     ----------    ----------
Net Loss For the Period                                             $(6,433,256)    $(994,278)
                                                                     ==========    ==========
Net Loss Per Common Share Issued & Outstanding                           $(0.30)       $(0.10)

Common Shares Issued & Outstanding                                   21,822,058    10,333,919

VOICEIQ INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
CASH PROVIDED (USED)
NINE MONTHS ENDING JUNE 30, 2001 AND 2000


                                                                        2001         2000
Cash Derived From (Applied To)
Operating

        Net Loss                                                    $(6,433,256)   $(994,278)
        Depreciation & Amortization                                     215,419      148,136
        Investment Write Down                                           161,222
        Loss from equity investment                                     155,985
        Net Accrued interest on debentures payable                       26,887
          and receivable added to book values
        Other non-cash interest expense                                  40,331      121,498
                                                                    -----------   ----------
                                                                     (5,833,412)    (724,644)
                                                                    -----------   ----------
        Cange in Non Cash Working Capital                              (837,435)    (990,734)
                                                                    -----------   ----------
                                                                     (6,670,847)  (1,715,378)
Financing

        10% convertible debenture payments                             (601,400)
        Proceeds from shares issued for cash                         10,205,133      954,104
        Loan Repayments                                                             (504,300)
        Other payments on long term debt                                 (3,447)
        Share Issue Costs                                              (913,266)
        Conversion of Note to Equity                                                 553,368
        Private Placement (net)                                                    4,067,000
        Rights Issue (Net)                                                         1,319,575
                                                                    -----------   ----------
                                                                      8,667,020    6,389,747
                                                                    -----------   ----------

Investing

        Acquisition/Investment                                       (1,322,480)  (1,250,000)
        Purchase of Capital Assets                                     (148,909)     (13,881)
        Deferred development costs                                      (16,895)
        Notes Receivable                                                (20,305)
        Negotiable Securities                                                       (689,000)
                                                                    -----------   ----------
                                                                     (1,508,589)  (1,952,681)
                                                                    -----------   ----------
Foreign Exchange loss on cash held in foregin currencies                   (462)
Net Increase (Decrease in Cash)                                         507,122    2,721,688
Opening Cash (Loans)                                                    804,755   (1,118,869)
                                                                    -----------   ----------
Closing Cash (Loans)                                                 $1,311,877   $1,602,819
                                                                    ===========   ===========